GOLDEN HOPE
MINES LIMITED

NEWS

Exploration Program Confirms Timmins 2 Geology, Targets Serpentinite for Drill Test

Toronto, Ontario – September 22nd, 2008 – Golden Hope Mines Limited ("Golden Hope" or the "Company") (TSX-V: GNH and PK: GOLHF): Throughout the spring and summer of 2008, an extensive exploration program was continued on the Bellechasse - Chaudière group of claims in Quebec.

The goals of the program were as follows:

- Define the extent of the mineralization on the Timmins 2 deposit below surface
- Map and explore at surface the multiple serpentinite targets staked in 2007 – 2008
- Select potential serpentinite and other regional targets for follow-up drill testing

In the spring of 2008, a regional structural and geophysical study was completed. The results are an important guide for the current exploration program.

Timmins Gold Deposit:

In 2007, Golden Hope carried out a large surface bulk sampling program on both the Timmins 1 and Timmins 2 mineralized zones.

The results for the Timmins 1 zone showed high grades of up to 27g/t Au with a 3.8g/t average over 40 metres of width exposed by rock trenching. In the 2004 drill program, one diamond drill hole reached a vertical depth of 308 metres. It showed that structural features and mineralization exposed at surface continued to that depth (geological maps and pictures of the drill core are available at www.goldenhopemines.com).

The 2007 Timmins 2 trenches yielded intervals of 5 metres of 0.633g/t and 4 metres of 1.265g/t in the eastern trench. The gold bearing zone gave 4 metres of 1.486 g/t in the western trench.

A new drill program was announced on June 19th, 2008. The first phase was designed to further define the structure, continuity, and extent of mineralization at depth in the Timmins 2 gold-bearing zone.

The program continued throughout the summer as the drilling confirmed the continuity of structure and mineralization. Logging of the cores shows geology similar to Timmins 1 as well as multiple occurrences of visible gold from near surface to approximately 200 metres depth reached by the deepest holes.

As of September 20th, 13 holes have been completed for a total of 1,871 metres. A fourteenth hole is currently in progress. This -70° hole is planned to test the mineralized structure approximately 300 metres vertically below surface.

The core is currently being logged, cut, sampled and sent to Eastern Analytical Limited for fire assay. Results will be released when received, compiled and interpreted.

The Company is planning additional deep stripping and rock trenching on Timmins 2 to expose and sample the mineralized zone. The 2008 drilling has confirmed our expectations on structure and mineralization for Timmins 2. The trenching will allow bulk sampling to test the grade at surface.

Additionally, a surface geochemical program will begin shortly on two other Timmins-type targets within the Bellechasse area claim group.

Serpentinite Targets:

Preliminary mapping and sampling of 70% of our 12 serpentinite targets was done throughout the summer and has allowed us to narrow our focus to the most promising targets. These have the geological signature we are searching for and hopefully the potential for large deposits size.

Our technical team has selected the Rivière des Plantes as the first target for test drilling. Partially acquired in June 2008 with additional staking thereafter, the area yielded an approximately 45 ounce alluvial gold nugget discovered during the regional placer gold rush of the 1800s. Evidence of this alluvial mining is still visible. In the 1950s, some exploration took place that including diamond drilling. Although the prospectors had little interest in gold at the time, core logs shows significant silicification is present in the intrusives and in the host rocks. Geophysical surveys done in the 1990s defined interesting IP anomalies along the silicified contact.

Once the current deep drill hole is completed on Timmins 2, the drill will be moved to test targets in the Rivière des Plantes claims.

Additional surface exploration is also currently in process on:

Trinx Junction: a serpentinite target with multiple historical Cu showings. A surface geochemical program will begin shortly.

Coucou: The Coucou is a 3.5 kilometres volcanic complex with potential for VMS mineralization. Several holes were drilled in the area in late 2007. Sulphides were abundant but no economic grades of precious or base metals were intersected. A regional structural and geological study covering this area was completed in the spring of 2008. The consultant's report recommends exploration a few hundred metres away from last year's drilling.

Golden Hope's technical team has successfully explored a very large region with a claim group of over 130,000 acres in one and one half seasons. They have efficiently uncovered the most promising targets and put together an appropriate definition plan. Timmins 2, Coucou, Rivière des Plantes, Trinx Junction as well as 3 other Timmins-like and serpentinite targets are in the priority group for detailed investigation.

The last twelve months have been a period of extraordinary turmoil of a rare global magnitude in the financial markets. We believe that the subsequent efforts from the federal banks in most G8 countries have set the stage for a new era of inflation. This should, in turn, bring renewed interest in Gold as a monetary safe haven.
As we continue to explore for large gold deposits as well as other minerals in Quebec, we are confident that our efforts will succeed in building a strong company with multiple mining assets which will be very attractive for a senior mining entity to acquire.

We are proud of our team and its achievements and thank our shareholders for their loyalty and support.

About Golden Hope: Golden Hope Mines Limited is a mineral exploration company that seeks to grow shareholder value through the acquisition, exploration and development of potentially large-scale gold, silver and base metal projects suitable for underground and/or open-pit mining. The company's two areas of interest are located in Quebec, Canada and Maine, U.S. The Bellechasse gold project in Quebec includes the Timmins and Ascot gold zones, the Coucou volcanic target and a number of newly claimed serpentinite geological formations. For further information on Golden Hope, visit www.goldenhopemines.com.

Contact Information

Investor Relations

Auburn Partners:
Tel: 647-430-8760

Golden Hope Mines:
Louis Hoël, President
Tel: 416-362-3509

Fax: 416-864-0175
lhoel@goldenhopemines.com
info@goldenhopemines.com

Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in forward-looking statements. These include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the company, investors should review registered filings at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

END